UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 144 NOTICE OF PROPOSED SALE OF SECURITIES PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933							OMB APPROVAL
OMB Number: 3235-0101 Expires: 0D\ , 2017 Estimated average burden hours per response............1.00
SEC USE ONLY
DOCUMENT SEQUENCE NO.
ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.							CUSIP NUMBER

1 (a) NAME OF ISSUER (Please type or print) LIVE CURRENT MEDIA INC.				(b) IRS IDENT. NO. 85-0206668	(c) S.E.C. FILE NO. 001-33937		WORK LOCATION
1 (d) ADDRESS OF ISSUER	STREET		CITY		STATE	ZIP CODE	(e) TELEPHONE NO.
325 Warm Springs Road, Suite 102		(b)	Las Vegas		NV	89119	AREA CODE 702	NUMBER 997-5968
2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD AMIR VAHABZADEH		RELATIONSHIP TO ISSUER DIRECTOR		(c) ADDRESS STREET CITY STATE ZIP CODE 1825 West King Edward Avenue, Vancouver, BC, Canada, V6J 2W3

INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

3 (a) Title of the Class of Securities To Be Sold	(b) Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	SEC USE ONLY	(c) Number of Shares or Other Units To Be Sold (See instr. 3(c))	(d) Aggregate Market Value (See instr. 3(d))	(e) Number of Shares or Other Units Outstanding (See instr. 3(e))	(f) Approximate Date of Sale (See instr. 3(f)) (MO. DAY YR.)	(g) Name of Each Securities Exchange (See instr. 3(g))
		Broker-Dealer File Number
COMMON STOCK	TD CANADA TRUST 700 W Georgia St Vancouver, BC V7Y 1A2		250,000	$65,000	34,837,625	10 15 21	OTC QB

INSTRUCTIONS:

1. (a) Name of issuer

(b) Issuer's I.R.S. Identification Number

(c) Issuer's S.E.C. file number, if any

(d) Issuer's address, including zip code

(e) Issuer's telephone number, including area

2. (a) Name of person for whose account the securities are to be sold

(b) Such person's relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)

(c) Such person's address, including zip code

3. (a) Title of  the class of securities to be sold

(b) Name and address of each broker through whom the securities are intended to be sold

(c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount)

(d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice

(e) Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer

(f) Approximate date on which the securities are to be sold

(g) Name of each securities exchange, if any, on which the securities are intended to be sold

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1147 (08-07)

TABLE I - SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date you Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
COMMON STOCK	AUG 4, 2010	PRIVATE PLACEMENT	AMIR VAHABZADEH	250,000	AUG 4, 2010	PURCHASE FOR CASH
INSTRUCTIONS:

If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration  given.  If  the consideration  consisted  of any  note  or  other  obligation, or if  payment  was  made  in  installments  describe  the  arrangement  and  state  when the note or other obligation was discharged in full or the last installment paid.

TABLE II - SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
NONE - NOT APPLICABLE

REMARKS:

INSTRUCTIONS:

See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION: The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed. If such person has adopted a written trading plan or given trading instructions to satisfy Rule 10b5-1 under the Exchange Act, by signing the form and indicating the date that the plan was adopted or the instruction given, that person makes such representation as of the plan adoption or instruction date.

OCTOBER 6, 2021	/signed/ Amir Vahabzadeh
DATE OF NOTICE	(SIGNATURE)

DATE OF PLAN ADOPTION OR GIVING OF INSTRUCTION, IF RELYING ON RULE 10B5-1	The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signature

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001) SEC 1147 (02-08)